

Mail Stop 7010

November 10, 2008

Aegean Earth & Marine Corporation
Attention: Frank DeLape, Executive Chairman
700 Gemini, Suite 100
Houston, TX 77058

Re: Aegean Earth & Marine Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed November 3, 2008
File No. 333-150389

Dear Mr. DeLape:

We have reviewed your filings and have the following comments.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Statement of Operations, page F-32

1.   We note your revisions in response to comment six from our letter dated October 9, 2008. Our comment as written asked for you to provide pro forma Statements of Operations for the latest fiscal year and interim period. In that regard, we requested that you remove only the pro forma Statement of Operations for the period from January 1, 2008 to March 31, 2008. The pro forma Statement of Operations for the period from January 1, 2008 to June 30, 2008 should have remained in you filing. Please revise to include your pro forma Statements of Operations from January 2008 to June 30, 2008. Refer to Rule 8-05(b)(1) of Regulation S-X.

Exhibit 5.1 - Opinion of Stuarts Walker Hersant Attorneys-at-Law

2.   We note that in the "Assumptions" section, in the first three numbered paragraphs counsel assumes with respect to the applicable records "that all matters required by law to be recorded therein are so recorded." These assumptions are inappropriate because they assume legal conclusions that counsel should be in a position to evaluate. In addition, in the third numbered paragraph, counsel assumes "that all the shareholders shown on the Register of Members have properly subscribed for shares in the Company and all the shares are fully paid." The first part of this assumption is inappropriate because it assumes legal conclusions that counsel should be in a position to evaluate and the second

part of this assumption is inappropriate because it assumes one of the legal opinions that counsel is required to provide (i.e., that the shares are fully paid). Please revise to remove these assumptions.

3.   Please revise to define "Document" which is used throughout the opinion or replace the term.

4.   We note that in the "Qualifications" section, counsel has limited the parties who may rely on the opinion to Aegean and, presumably, its management. Please revise since stockholders are entitled to rely on the opinion.

5.   We note that in the "Qualifications" section, counsel is attempting to limit its liability for claims relating to its opinion. Please revise to remove this limitation.

6.   Please note that stockholders must be able to rely upon the opinion up to the time of effectiveness of the registration statement. Therefore, please revise the last paragraph.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, staff accountant, at (202) 551-3733 or Lisa Haynes, staff accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or me at (202) 551-3708 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Lawrence G. Nusbaum, Esq. (Via Facsimile 212-809-5449)
       Andrew Russell, Esq. (Via Facsimile 212-809-5449)